FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 1, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

JULY 1, 2013

THE ROYAL BANK OF SCOTLAND N.V. CASH TENDER OFFERS FOR CERTAIN
AUSTRALIAN DOLLAR, DEUTSCHE MARK, EURO AND U.S. DOLLAR SECURITIES:
ANNOUNCEMENT OF FINAL RESULTS

The Royal Bank of Scotland N.V. (the “Offeror”) today announced the final results of the previously announced cash tender offers (the “Offers”) for certain securities set out in the table below (the “Securities”).  The Offers were made on the terms and subject to the conditions set forth in a tender offer memorandum dated June 3, 2013 (the “Tender Offer Memorandum”).  On June 17, 2013 the Offeror increased the Maximum Offer Amount in accordance with the terms of the Tender Offer Memorandum to U.S.$2,489,237,188.  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The Offers expired at 11:59 p.m. (New York City time) on June 28, 2013.  The aggregate principal amount of each series of Securities validly tendered and accepted for purchase is set out below:

Title of Security	ISIN	Principal Amount Outstanding	Principal Amount Tendered	Principal Amount Accepted for Purchase (Nominal)	Principal Amount Accepted for Purchase (U.S.$ Equivalent)(1)	Acceptance Priority Level
€100,000,000 Callable Fixed to Floating Rate Subordinated Eurobonds due 2017	XS0159771327	€100,000,000	€100,000,000	€100,000,000	U.S.$133,420,000	1
U.S.$1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0213858243	U.S.$1,500,000,000	U.S.$936,142,000	U.S.$936,142,000	U.S.$936,142,000	2
€1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0221082125	€1,500,000,000	€1,085,167,000	€1,085,167,000	U.S.$1,447,829,811	3
€5,000,000 Floating Rate Callable Notes due 2015	XS0233906808	€5,000,000	€5,000,000	€0	U.S.$0	4
A$575,000,000 Subordinated 6.50% Notes converting to Floating Rate Notes due 2018	AU0000ABOHG2	A$575,000,000	A$397,191,000	A$0	U.S.$0	5
A$175,000,000 Subordinated Floating Rate Notes due 2018	AU0000ABOHH0	A$175,000,000	A$162,967,000	A$0	U.S.$0	6
€15,000,000 Fixed to CMS Linked Notes due 2020	XS0214553348	€15,000,000	€500,000	€0	U.S.$0	7
€250,000,000 Fixed/Floating Rate Interest Subordinated Notes due 2019	NL0000122505	€250,000,000	€112,201,000	€0	U.S.$0	8
DEM 50,000,000 ABN AMRO Subordinated Notes due 2016	XS0067935253	DEM 50,000,000	DEM 14,400,000	DEM 0	U.S.$0	9
DEM 14,000,000 ABN AMRO Subordinated Notes due 2016	XS0067976364	DEM 14,000,000	DEM 14,000,000	DEM 0	U.S.$0	10
U.S.$500,000,000 4.65% Subordinated Notes due 2018(2)	USN02627AR30/ US00080QAA31/ US00080QAB14	U.S.$500,000,000	U.S.$202,394,000	U.S.$0	U.S.$0	11

(1)           Calculated, to the extent necessary, using the AUD FX Rate, the EUR FX Rate and/or the DEM FX Rate.
(2)           CUSIP: 00080QAA3 / N02627AR3 / 00080QAB1.

The Offeror has accepted for purchase all validly tendered Securities with Acceptance Priority Levels 1 to 3 and none of the tendered Securities with Acceptance Priority Levels 4 to 11.

The Offeror has exercised its right to purchase up to an additional 2% of the Securities with Acceptance Priority Level 3 without extending the Offers in accordance with applicable federal securities laws. The aggregate principal amount of all Securities accepted for purchase pursuant to the Offers is U.S.$2,517,391,811.

The Offeror expects to make payment for all Securities accepted for purchase pursuant to the Offers on the Settlement Date.

Securities that have not been accepted for purchase by the Offeror will remain outstanding following the Offers.

FURTHER INFORMATION

The Offeror has retained Lucid Issuer Services Limited to act as Lead Tender Agent, Global Bondholder Services Corporation to act as U.S. Tender Agent and BTA Institutional Services Australia Limited to act as Australian Tender Agent in connection with the Offers.

The Offeror has retained RBS Securities Inc. and The Royal Bank of Scotland plc, each an affiliate of the Offeror, to act as Global Arranger and Lead Dealer Manager, and Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., Deutsche Bank AG, Sydney Branch, ING Bank N.V. and UniCredit Bank AG to act as Dealer Managers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

In the United States: RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 United States	Outside the United States: The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom

DEALER MANAGERS

In the United States:
RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States

Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

Outside the United States:
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Attention: Liability Management Group
Email: liabilitymanagement@rbs.com
Tel: +44 20 7085 8056

In the United States:
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
United States
Collect:  +1 212 250 7527
Toll-Free:  +1 855 287 1922
Attention:  Liability Management Group
Email:  US_Liability_Strategies_Team@list.db.com

Outside the United States:
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London  EC2N 2DB
United Kingdom
Tel:  +44 20 7545 8011
Attention:  Liability Management Group
Email:  liability.management@db.com

Deutsche Bank AG, Sydney Branch
126 Phillip Street
Sydney, New South Wales 2000
Australia
Tel: +61 2 8258 2419/1339
Attention: Rod Everitt / Craig Johnston
Email: rod.everitt@db.com / craig.johnston@db.com

ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands Attention: Kris Devos / Kenneth Lösken / Regis Lanove E-mail: liabilitymanagement@ing.be Telephone: +32 2 557 1601/1605/1606	UniCredit Bank AG Arabellastrasse 12 81925 Munich Germany Attn.: Matthias Fuchsschwanz E-mail: lme@unicreditgroup.de Telephone: +49 89 378 11323

Requests for copies of the Tender Offer Memorandum and information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:

TENDER AGENTS

Lead Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Attention: David Shilson / Paul
Kamminga / Sunjeeve Patel
Email: rbs@lucid-is.com
Tel: +44 (0) 20 7704 0880

Australian Tender Agent
BTA Institutional Services Australia Limited
Level 2
35 Clarence Street
Sydney NSW 2000
Australia
Tel:+61 2 9551 5036
Fax: +61 2 9551 5009

Attention: Mark Cochrane
Email: mark.cochrane@bnymellon.com

U.S. Tender Agent
Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
United States
Banks and Brokers, Call Collect:
+1 (212) 430-3774
All Others Call Toll Free:
+1 (866) 924-2200

NOTICE

This announcement must be read in conjunction with the Tender Offer Memorandum.

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror, or if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	July 1, 2013	By:	/s/ P.G.F. Fijn van Draat
			Name:	P.G.F. Fijn van Draat
			Title:	Company Secretary